SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRASK Growth and Domestic Capacity Reduction Remained as Highlight on January 2013

São Paulo, February 19, 2013 - A GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B+, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, announces air traffic preliminary figures of January 2013.

Operating Data	December 2012(*)	% Chg (MoM)	January 2013(*)	January 2012(*)	% Chg (YoY)
Total System
ASK (mm)	4,029.7	6.7%	4,299.4	4,994.5	-13.9%
RPK (mm)	2,858.4	9.2%	3,122.5	3,578.7	-12.7%
Load Factor	70.9%	+1.7 p.p.	72.6%	71.7%	+1.0 p.p.
Domestic Market
ASK (mm)	3,609.5	5.1%	3,793.4	4,617.6	-17.8%
RPK (mm)	2,625.4	6.2%	2,789.1	3,297.9	-15.4%
Load Factor	72.7%	+0.8 p.p.	73.5%	71.4%	+2.1 p.p.
International Market
ASK (mm)	420.2	20.4%	506.0	376.9	34.2%
RPK (mm)	233.0	43.1%	333.4	280.8	18.8%
Load Factor	55.4%	+10.5 p.p.	65.9%	74.5%	-8.6 p.p.

 (*) January 2013 – preliminary figures; January 2012 – adjusted management figures; December 2012 – National Civil Aviation Agency (ANAC) figures.

Domestic Market

In January, GOL still recorded a significant 17.8% reduction in the domestic market supply. This reduction was chiefly due to the discontinuation of Boeing 737-300 related to the shutting down of Webjet’s operating activities and the relocation of domestic capacity to international operations.

Load factor in the domestic market came to 2.1 p.p. up over January 2012, reaching 73.5% in the period. Due to the reduced supply mentioned above, demand in the period was 15.4% down year-on-year.

International Market

Load factor on the international market was 8.6 p.p. down year-on-year, due to the fact mentioned above associated with the aging period effect of new routes which started on December 15, 2012.

1	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

Load Factor, Yield and Fuel Price

In the period, the Company recorded 1.0 p.p. growth of total system’s load factor, reaching 72.6%.

Net yield in January was 8% up year-on-year*, between R$23.2 and R$23.7 centavos.

Net PRASK was 10% up year-on-year*. This is the 10th consecutive increase since the adoption of strategy to reduce capacity on the domestic market.

Fuel Price**  in January was 18% up over January 2012.

(*) 2012 RPK adjusted according to recalculated operating data in view of ANAC Manual in force. (**) Fuel price takes into account the division of the sum of fuel and lubricants expenses by consumption estimated in the period.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 900 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

3	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.